07028441

11/30

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Petrominerales Ltd.

*CURRENT ADDRESS Teleport Business Centre - Torre B
Calle 113 No 7-45, Piso 15
Bogotá D.C. Columbia

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 07 2007
THOMSON FINANCIAL

FILE NO. 82- 35740

FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☒

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 12/4/07

082-35740

2007 CORPORATE PROFILE



ARLS
12-31-06

STRENGTH IN LATIN AMERICA

Petrominerales

SINCE ENTERING COLOMBIA IN 1996, PETROMINERALES HAS BECOME AN INCREASINGLY IMPORTANT PLAYER IN THE COUNTRY'S HYDROCARBON INDUSTRY. THE COLOMBIAN GOVERNMENT HAS STIMULATED OIL AND GAS ACTIVITY IN THE COUNTRY BY INTRODUCING COMPELLING NEW CONTRACTING AND FISCAL TERMS MAKING IT ONE OF THE MOST ATTRACTIVE PLACES IN THE WORLD TO EXPLORE. HEADQUARTERED IN BOGOTÁ, PETROMINERALES BEGAN PRODUCTION FROM TWO DEVELOPMENT FIELDS IN 2003, BOTH WITH HIGH-IMPACT GROWTH POTENTIAL. ON THE EXPLORATION FRONT, THE COMPANY HAS AMASSED 1.5 MILLION ACRES OF EXPLORATION LANDS IN TWO OF THE COUNTRY'S MOST PROLIFIC BASINS. ON JUNE 29, 2006, PETROMINERALES BEGAN TRADING ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOL PMG. PREVIOUSLY IT HAD OPERATED AS A WHOLLY-OWNED SUBSIDIARY OF CALGARY-BASED PETROBANK ENERGY AND RESOURCES LTD., WHICH TODAY OWNS 80.7 PERCENT OF THE OUTSTANDING COMMON SHARES.

2006 WAS A TURNING POINT FOR PETROMINERALES WITH THE COMPLETION OF THE COMPANY'S INITIAL PUBLIC OFFERING AND IN ADDITION TO INCREASING RESERVES BY OVER 50 PERCENT, PRODUCTION MORE THAN DOUBLED, SETTING THE STAGE FOR CONTINUED LOW-RISK DEVELOPMENT GROWTH. WE ALSO ASSEMBLED AND COMMENCED THE EVALUATION OF A 1.5 MILLION ACRE HIGH-IMPACT EXPLORATION PLATFORM TO FUEL THE COMPANY'S GROWTH FOR YEARS TO COME.

ANNUAL GENERAL MEETING

The Annual General Meeting of shareholders will be held in the Millennium Meeting Room at the Radisson Royal Bogotá Hotel Calle 113 No. 7-65, Bogotá Colombia

May 25, 2007 at 10:00 a.m.

All shareholders are cordially invited and encouraged to attend.

TABLE OF CONTENTS

AVERAGE DAILY PRODUCTION



14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
bopd
2003
2004
2005
2006
2007
2008
2009
2010
POSSIBLE FORECAST
PROBABLE FORECAST
PROVED UNDEVELOPED FORECAST
PROVED DEVELOPED PRODUCING FORECAST
HISTORIC PRODUCTION

STRENGTH IN PRODUCTION + RESERVES

PRODUCTION GROWTH

The Company's production more than doubled from 2005 levels to 2,194 bopd in 2006, principally from two successful wells drilled and completed early in the year. Our independent reserve evaluators have forecasted Orito and Neiva production to increase to over 15,000 bopd by the end of 2010. This forecast does not include any potential production increases associated with drilling on the Company's 1.5 million acre exploration land base. The first of five exploration wells planned for 2007 is now being cased as a potential oil discovery.

RESERVES


35
30
25
20
15
10
5
0
Gross Working Interest (mmbbl)
POSSIBLE
PROBABLE
PROVED UNDEVELOPED
PROVED DEVELOPED PRODUCING
Dec. 31, 2003
Dec. 31, 2004
Dec. 31, 2005
March 31, 2006
Dec. 31, 2006

OPERATING NETBACKS


70
60
50
40
30
20
10
0
US$/bbl
12.40
3.54
11.71
4.38
6.87
2005
2006
WELLHEAD PRICE DIFFERENTIAL TO WTI
ROYALTIES
PRODUCTION COSTS
OPERATING NETBACK

STRENGTH IN PROFITABILITY

RESERVES GROWTH

Petrominerales has been able to generate consistent year-over-year reserves growth. At year-end 2006 our 3P reserve base from our two producing properties, Orito and Neiva, had increased by 52 percent from 2005 to 33.9 million barrels. Our 2P reserves at December 31, 2006 of 24.5 million barrels exceeded the 3P reserves estimated at the end of 2005. No reserves have been attributed to any of our 21 leads and prospects identified to date on our 1.5 million acre exploration land base.

HIGH OPERATING NETBACKS

The true measure of the value of a barrel of production is its operating netback, or the cash received per barrel net of royalties and operating costs. Colombia's compelling fiscal regime combined with our high realized oil prices result in superior netbacks on a global basis. On average, Petrominerales received $43.29 per barrel for its production in 2006. This demonstrates why Colombian barrels are more valuable, making it one of the best places in the world to explore for hydrocarbons.

The combination of a top-of-class fiscal regime and proven hydrocarbon potential in vast under-explored basins is widely considered to make Colombia one of the best places in the world to explore for and produce hydrocarbons.

ATTRACTIVE OIL & GAS REGIME ATTRACTIVE LAND TENURE AND FISCAL REGIMES HAVE STIMULATED EXPLORATION ACTIVITY TO ALL-TIME HIGH LEVELS IN COLOMBIA

BOUNDLESS OPPORTUNITY VAST UNDER-EXPLORED BASINS ARE PROSPECTIVE FOR LIGHT AND HEAVY OIL IN COLOMBIA

STRONG BASE OF PRODUCTION AND RESERVES THE COMPANY'S TWO PRODUCING PROPERTIES ARE ESTIMATED TO CONTAIN 33.9 MILLION BARRELS OF PROVED PLUS PROBABLE PLUS POSSIBLE RESERVES

LARGE PROSPECTIVE EXPLORATION LAND BASE THE COMPANY HAS AMASSED 1.5 MILLION ACRES OF EXPLORATION LANDS IN TWO OF THE COUNTRY'S MOST PROLIFIC BASINS WITH 21 IDENTIFIED LEADS AND PROSPECTS

TECHNICAL STRENGTH MUCH OF COLOMBIA'S GEOLOGY HAS PARALLELS WITH WESTERN CANADA; MANAGEMENT IS APPLYING PROVEN CANADIAN TECHNOLOGY AND EXPERIENCE TO THE COMPANY'S EXTENSIVE EXPLORATION LAND BASE

EXPERIENCED MANAGEMENT MANAGEMENT AND STAFF HAVE WORKED IN LATIN AMERICA FOR THE PAST 10 YEARS

STRENGTH IN COLOMBIA

Petrominerales

HIGHLIGHTS

(Throughout this report references to $ are United States dollars unless otherwise noted)

Financial & Operating Highlights

Years ended December 31,	**2006** [1]	2005 [1]	% change
Financial			
($000s, except where noted)			
Crude oil revenue	**43,676**	16,671	162
Funds flow from operations [2]	**28,789**	8,020	259
Per share – basic and diluted ($) [3]	**0.33**	0.10	230
Net income	**14,798**	2,253	557
Per share – basic and diluted ($) [3]	**0.17**	0.03	467
Capital expenditures	**73,365**	32,206	128
Total assets	**181,407**	88,317	105
Cash and working capital (deficit)	**11,469**	(15,225)	
Common shares outstanding, end of period (000s)			
Basic	**95,000**	79,000	20
Diluted	**98,051**	79,000	24
Operations			
Operating netback ($/bbl)			
Crude oil revenue	**54.54**	44.30	23
Royalties	**4.38**	3.54	24
Production expenses	**6.87**	7.84	(12)
Operating netback	**43.29**	32.92	32
Average daily crude oil production (bopd)	**2,194**	1,031	113
Proved plus probable reserves (mbbl) [4]	**24,531**	16,085	53
NPV 10% before tax ($ millions)	**521.8**	271.0	93

(1) Amounts in the periods ending on or before June 30, 2006 have been translated and restated in United States dollars from the previously reported Canadian dollar amounts. See "*Change in* Accounting Policy" within the 2006 Management's Discussion and Analysis ("MD&A").

(2) Calculated based on cash flow from operations before changes in *non-cash* working capital.

(3) Assumed weighted average number of basic and diluted shares totalled 78,999,900 prior to incorporation on *April 20, 2006*. See "Formation of the Company" within MD&A.

(4) Company working interest before deduction of royalties.

A LETTER FROM THE PRESIDENT



John D. Wright
President, Chief Executive Officer and Director

STRENGTH IN OUR VISION



FROM A VERY SOLID PAST, PETROMINERALES HAS SUCCESSFULLY MADE THE TRANSITION FROM A 100 PERCENT SUBSIDIARY OF PETROBANK ENERGY AND RESOURCES LTD. TO A PUBLICLY TRADED CORPORATION.

This was accomplished with the support of our new investors and confidence in our ability to unlock value in one of the world's most attractive areas for profitable hydrocarbon development. Our initial public offering last June was an important step in the evolution of Petrominerales into a fully independent exploration and development company. While we are new to the Toronto Stock Exchange, there is nothing novel about our role as an exploration pioneer in Colombia.

Last year marked a decade that Petrominerales and its predecessor corporations have been operating in Colombia - and we continue to play an increasingly larger role in the country's oil and gas industry. Petrominerales is one of the Colombian oil industry's largest land holders with approximately 1.5 million acres of 100 percent owned and operated exploration lands. Our acreage includes two producing fields and 13 exploration blocks in three of the country's most prospective areas; the Llanos, Putumayo and Upper Magdalena Basins.

The single best measure of the potential of our properties has been our ability to consistently add reserves, year over year. At year-end 2006 our 3P reserve base (proved, probable and possible) from our two producing properties had increased by 52 percent from 2005 to 33.9 million barrels.

Our production more than doubled from 2005 levels to 2,194 bopd, principally from two successful wells drilled and completed early in the year. As this is written, another five wells are in various stages of completion or awaiting tie-in and we expect a significant increase in our production starting in Q2 2007.

While we have been consistently rewarded in our development drilling programs, we continue to struggle with some of the realities of operating in a remote, environmentally sensitive and challenging jungle environment. While we have seen continual improvement in the execution of our drilling programs, we have had difficulties with well completions and production operations; specifically, sourcing suitable service rigs, pumping systems and stimulation services. This has created a backlog of wells awaiting completion and tie-in. We have taken numerous steps to develop continued improvement in this area and we anticipate further progress as we await the arrival of a more suitable completion rig. Finding the oil was the hard part, getting it on-stream profitably is an achievable goal.

On the exploration front, we commenced an exciting five-well program in January 2007. Each of the wells is being drilled in under-explored areas where we are targeting reservoirs ranging from 3 to 25 mmbbl, and wells with potential rates of 1,000 to 2,000 bopd, prospects almost unheard of in Canada.





STRENGTHS IN COLOMBIA

The ability to find and exploit significant new oil reserves is pointless without the ability to convert those reserves into profitable production which rewards all stakeholders appropriately for their level of risk. We were fortunate to recognize at a very early stage that when you combine the new fiscal regime introduced by the Colombian government two years ago with the huge potential in under-explored basins, Colombia is one of the best places in the world to explore for and produce hydrocarbons.

In 2004, the Colombian government created the National Hydrocarbon Agency (ANH) and introduced a new land tenure and fiscal regime to promote foreign investment. To the credit of the government, the steps were taken before Colombia, one of Latin America's largest producers of oil, was nearing the point of becoming a net importer of oil. Despite its vast hydrocarbon resources, investment in its oil and gas fields in the 1990s had been dropping due to a tough fiscal and regulatory framework, coupled with security concerns. From our perspective, the government has applied sound economic principles to create an engine of growth for years to come.

For example, since 2004, at least 130 exploration and production contracts have been signed between operators and the ANH. Only 11 were signed with the government in the five-year period from 1995 to 2000. This year, approximately 85 new field wildcat wells are expected to be drilled, double the number in 2005. Of even more importance, the amount of uncontracted or reserved exploratory acreage in Colombia has reached an all-time low due to the influx of aggressive oil and gas companies eager to expand the productive capability of the country. Petrominerales has been an early adopter of this strategy and we intend to play a key role in the country's oil sector and broader economic growth.

The security environment in Colombia has improved significantly since the election of President Alvaro Uribe in 2002, who was recently re-elected to a new four-year term. Major security improvements targeting the narco-traffickers, coupled with broad fiscal policies which have significantly strengthened the economy, have led to significant decreases in violent crime, vandalism and delinquency. Within this improved investment climate, we have always taken a proactive approach to working with local communities to ensure broad social and economic benefits result from our operations. We believe this fosters an atmosphere of mutual respect and trust, and decreases the risk of serious security issues. While we do take all security issues seriously, Colombia is beginning to leave behind its turbulent past as it experiences an economic resurgence. With the re-election of President Uribe last year, we feel confident that the security environment and economic growth will continue to improve.

POLITICAL RISK – PERCEPTION VS. REALITY

In the globalized world of international oil and gas investment, the concept of political risk is sometimes misunderstood. When we speak of true political risk from Petrominerales perspective, we are talking about the possibility that we might experience: expropriation or creeping expropriation of our assets; unilateral or confiscatory changes to our contracts; unilateral or confiscatory changes to the existing fiscal regime (typically increases in taxes and royalties payable); restrictions on the flow of capital or the conversion of local currency; confiscation of our assets; or political violence, or incarceration being threatened against our employees.

The actual circumstances we have experienced in Colombia vary widely from opinions freely expressed by "experts", investment advisors or potential investors regarding the climate for political risk in Colombia. The Colombian government's Energy Ministry can point to a spotless record of respect for the sanctity of contracts and a more than 50-year history of attracting and respecting international investment without creating a single incident of true political risk. Many neighbouring countries in Latin America have chosen to take a more interventionist route in the oil and gas industry, but Colombia proudly stands out as a true partner with an outstanding track record. Ironically, many of our shareholders cannot look to their own governments with the same level of confidence that we have in Colombia.



CANADIAN KNOW-HOW

Exploration in Colombia is frontier work. In some areas, we are drilling in remote terrain where there are few roads, pipelines or other infrastructure. That operational challenge is balanced by what Petrominerales brings to exploration – Canadian technology and expertise.

Our strategy involves applying a Canadian exploration approach to Colombia's vastly under-explored basins. Our main focus of exploration is the Llanos Basin, which has many parallels to the Western Canadian Sedimentary Basin. In both countries, a mountain range bounds the basins to the west; the Rockies in Canada, the Andes in Colombia, with an expanse of prairies extending out from the ranges. The geology below the surface is also similar, making it possible to integrate Canadian technologies and techniques into our exploration program. Petrominerales was one of the first companies to extensively employ 3-D seismic in Colombia as a primary exploration tool, and all seismic is reprocessed using advanced techniques in Canada. Our drilling also incorporates state-of-the-art technologies, all of which are competitive advantages in Colombia.



INITIAL EXPLORATION SUCCESS

Our first of five exploration wells to be drilled in 2007, the Ojo de Tigre-2 well on the Joropo Block, has been cased as a potential oil well. The well was cored through certain prospective intervals with indications of high quality oil bearing sands, which were confirmed by subsequent logs indicating a primary target with net oil pay in excess of 25 feet. This portion of the Llanos Basin is subject to wet surface conditions during the summer months, but we are evaluating alternatives to allow long-term, year-round production of this well. This initial result at Joropo is very encouraging as we have only evaluated a very small part of the 72,257-acre block to date. We have now submitted applications for two blocks adjoining Joropo totaling an additional 69,122 acres. This is an exciting first step for our 2007 exploration platform. We have either executed or we are finalizing 13 exploration block contracts totaling 1.5 million acres in the Llanos and Putumayo Basins, making Petrominerales one of the largest exploration landholders in Colombia.





EXPERIENCE IN LATIN AMERICA

Many of our employees have been together for years in Latin America, developing reserves and production. Members of our staff in both Calgary and Bogotá, and some of management, including myself, spent years in neighbouring Ecuador building a highly successful oil and gas operation. From 1996 to 1999, the team was responsible for building Pacalta Resources in Ecuador from 3,500 bopd to 44,825 bopd prior to its sale for $1.05 billion.

Our experience in Latin America is behind our community-based approach to doing business in Colombia, integrating local communities into all aspects of our operations. We concentrate on local employment, education and training programs, and partnering with communities to share environmental approaches, local knowledge and ideas on land management.

As part of our community approach, we created and initially funded Fundación Vichituni, which translates as, "you are worthy," to assist in promoting community growth and an enhanced quality of life. The organization works with communities, governments and third party partners to create educational projects with a focus on developmental issues.

Petrominerales' approach has been cited by both the government and the oil industry as one of the "best practice" models to follow.

STRATEGY IN COLOMBIA

Our lands in Colombia are found in three of the country's most prolific basins. We are producing from two fields, Orito and Neiva, with exploration focused on 12 exploration blocks in the Llanos Basin and one in the Putumayo Basin. The majority of the Llanos Basin is prospective for light oil, while the southern and eastern portions are just starting to be recognized for their extensive heavy oil potential. Petrominerales has a very keen competitive edge in heavy oil development, as the Company's major shareholder, Petrobank Energy and Resources Ltd., has recently field proven a patented process, known as THAI™, which will likely revolutionize the production of heavy oil worldwide. Petrominerales has the rights to use the process in exploiting our heavy oil blocks, which, if successful in Colombia, could greatly advance the country's heavy oil development, with Petrominerales at the forefront. Overall, our strategy for delivering value for shareholders is based on near-term growth and longer-term high impact activities:

- → Near-term development potential – targeting 10,000 bopd within two years through development drilling and recompletions in our Orito and Neiva fields;
- → Sustainable exploration potential – targeting an additional 10,000 bopd of light oil production from our large exploration land base within the next five years;
- → Long-term heavy oil potential – targeting an additional 10,000 – 50,000 bopd within the next 10 years incorporating the patented THAI™ process and other heavy oil processes, which we can effectively apply in Colombia.

In 2007, our capital program is balanced between development and exploration. Nine development wells are planned for the Orito field along with a continuation of our recompletion program. At Neiva, our other producing field, development will include drilling six new wells in 2007 and improving production from existing producing wells with recompletions and fracture stimulations. Our exploration program will see five exploratory wells drilled targeting oil pools with the potential for 3 to 25 mmbbl each.

IN CLOSING

Petrominerales has been building an inventory of immediate development drilling opportunities, "company-maker" exploration prospects, and long term, step-change growth opportunities in heavy oil. This portfolio did not emerge overnight, but was put together as the foundation of the Company brick by brick, through the concerted efforts of a dedicated team of professionals. We have successfully defined our own niche in the Colombian oil industry and we have put all the fundamentals in place for a strong future.

Having reached this stage in the Company's growth trajectory, our Senior Vice President and Country Manager in Colombia, Steve Benedetti, will now be taking his well-earned retirement from the Company. Steve leaves the Company in excellent shape, well positioned for continued steady growth and with an excellent reputation for fair dealing and forward thinking in all of our business relationships. As one of the principal architects of our solid foundation, I would like to take this opportunity on behalf of all of us at Petrominerales to thank Steve for his steady hand on the tiller over the past three years and wish him all success in this next stage of his life.

No public company today can expect anything less than the highest level of professionalism and independence from its Board of Directors. In the case of the Petrominerales Board, we are fortunate to have attracted a diverse, well-rounded, globally oriented group of professionals who are ably stewarding the progress of the Company. I would personally wish to thank them for their advice and guidance. I would also like to thank all of our employees for their hard work and dedication in helping position Petrominerales for its next phase of growth. Finally, on behalf of the Board and employees of Petrominerales, I would like to thank all our shareholders for their faith and patience as we move the Company's game plan from concept to reality.

Respectively submitted on behalf of the Board,

John D. Wright

March 16, 2007


Steven J. Benedetti

The introduction of Colombia's new fiscal and land tenure regimes in 2004 reinvigorated the Colombian oil industry. Petrominerales reacted quickly and we are now one of Colombia's largest exploration land holders with 13 contracts covering 1.5 million acres.

STRENGTH IN COLOMBIA



A CHANGING COLOMBIA

The political and investment landscape has been changing rapidly in Colombia. In 2002, the election of President Alvaro Uribe marked a turning point for the country's economy, and its past reputation as a hotbed of narco-terrorism. A second factor was the negotiation of a free trade agreement with the United States, which reaffirmed the government's commitment to open market policies. Colombia is now considered by many to be an oasis in a desert of Latin American uncertainty.

Under President Uribe, the government began to pro-actively pressure extremist groups involved in narco-trafficking to disband and lay down their weapons or risk armed intervention by the State. This has led to significant declines in violence in general, and a significant reduction in attacks against government facilities, including oil and gas infrastructure. The turnaround is being seen in the economy and foreign investment. In early 2006, Standard & Poor's upgraded the country's sovereign credit rating to BB positive from BB stable citing, "growth prospects are largely a result of significant and sustained improvement in domestic security that ... [has] led to renewed domestic confidence and double-digit growth in private investment."

Colombia has experienced the longest period of uninterrupted foreign direct investment in Latin America, which is expected to reach approximately US$6.0 billion in 2006. The largest investments have been in the mining industry (46 percent) and the oil and gas sector (34 percent).

The oil landscape

Colombia is one of the largest oil producers in Latin America, and it still has vast and largely under-explored hydrocarbon resources. Crude oil accounts for approximately 10 percent of the country's revenues and nearly 30 percent of exports, primarily to the U.S. However, Colombia's crude oil output had been declining due to a lack of investment through the end of the 1990s, and the country was on the road to becoming a net importer of oil. Domestic production peaked at 800,000 bopd in 1999 and had fallen to 526,000 bopd by 2005. To reverse that trend, the Colombian government introduced new and attractive fiscal terms to encourage foreign investment by exploration and production companies.

Industry being rejuvenated

In 2004, the government took the first step to foster re-investment in the petroleum industry with the creation of the Agencia Nacional de Hidrocarburos (ANH), the national hydrocarbon agency with the mandate to administer new exploration lands and encourage foreign investment. Then the ANH introduced a new land tenure system.

The results speak for themselves. Today, there are over 70 oil and gas companies operating in Colombia, and ANH predicts a 50 percent increase in exploration spending over last year to US$750 million. Since the ANH was formed, over 130 land contracts have been signed and, in 2006 alone, almost 26,500 km of 2-D seismic was acquired. By comparison, from 1995 to 2000, the annual average was only 11 land contracts and approximately 1,300 km of 2-D seismic. This year about 85 new field wildcats will be drilled, up from 42 in 2005 and 56 in 2006.

Attractive land tenure

Under the previous regulatory framework, the industry operated under joint ventures with the state-owned oil company, Ecopetrol. These contracts allowed Ecopetrol to back-in for up to 50 percent of any new commercial discovery.

The new fiscal regime is structured around exploration and production (E&P) contracts and Technical Evaluation Agreements (TEAs) entered into directly with the ANH and without any participation by Ecopetrol.

TEAs allow companies to conduct preliminary evaluation of large areas prior to committing to full-scale exploration. TEAs are typically large land blocks and entail minimal initial work commitments, such as reevaluating existing data with a view to defining prospects and ultimately committing to an E&P contract.

With E&P contracts the initial contract period typically runs for six years of exploratory activity, with the possibility of a four-year extension, and includes a reasonable exploration work plan. There are no initial land costs and inexpensive annual land rentals. Companies obtain access to all available geological and geophysical data, and first phase work commitments usually involve shooting new seismic. The contracts can typically be held by simply drilling one well per year after the first phase, or can be relinquished at any time at the Company's option.

Once commerciality of a field is declared, the development phase lasts an additional 25 years, which can be extended in certain circumstances for another 10 years, or for the life of the reserves. These new terms provide a company with the right to all reserves and production from newly discovered fields, subject to an attractive sliding scale royalty, which is initially fixed at eight percent. In addition, corporate income taxes are scheduled to decline to 33 percent by 2008, from 38.5 percent.



New swaths of land up for auction

Later in 2007, the ANH will be putting some of the few remaining spreads of open acreage up for auction in a number of bid rounds, including the Caribbean offshore, the Pacific Basin in western Colombia and the extensive heavy oil belt in the southern and eastern reaches of the Llanos Basin. These rounds are expected to be based on somewhat less attractive fiscal terms, with higher minimum work commitments, and the unusual step of having the winner decided on the percentage royalty the operator and partners are willing to pay.



STRENGTH IN LATIN AMERICA





Operations

OVERVIEW

Petrominerales was already operating in Colombia when the new contracting and fiscal regimes were introduced in 2004. Recognizing the potential, the Company captured a significant exploration land base. Today we are one of the country's largest onshore exploration landholders at 1.5 million acres. Our lands are held in two producing fields and 13 exploration blocks in the highly prospective Llanos, Upper Magdalena, and Putumayo Basins.

Petrominerales commenced production under two incremental production contracts (IPCs) in 2003; Orito in the Putumayo Basin and Neiva in the Upper Magdalena Basin. At Orito, drilling over the past two years has proven a significant southwest extension to the field, and nine new wells are planned at Orito in 2007. At Neiva, development activities will include the drilling of six new wells in 2007 and building on our recent success in improving production from existing wells with recompletions and fracture stimulations.

On the exploration front, we have to date acquired 3-D seismic over five of our exploration blocks, which has led to the identification of 21 initial leads and prospects. In 2007, we will be drilling five exploratory wells targeting oil pools with the potential for 3 to 25 mmbbl each.


Cartagena
Coveñas
Venezuela
Panama
Yopal
Bogotá
Neiva
Colombia
Tumaco
Orito
Ecuador
100 km
Focus areas
Pipelines
Cities/Towns

Near-term development potential

The majority of our existing production comes from the giant Orito field in the Putumayo Basin, which produces light oil from multiple horizons. Development is ongoing after our drilling program proved up a significant extension to the field. Our first exploration well on the adjacent Las Aguilas block will be drilled in 2007, which could significantly increase our development drilling inventory.

The Upper Magdalena Valley Basin contains our Neiva field, which produces medium quality oil and is undergoing redevelopment through drilling and recompletions.

The Company's independent reserves evaluators have estimated our remaining working interest proved plus probable plus possible reserves from Orito and Neiva at 33.9 mmbbl and production is forecast to increase to over 15,000 bopd by the end of 2010.

OUR NEAR-TERM DEVELOPMENT TARGET IS TO BE PRODUCING 10,000 BOPD WITHIN THE NEXT TWO YEARS FROM OUR ORITO AND NEIVA FIELDS.

AVERAGE DAILY PRODUCTION


14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
bopd
2003
2004
2005
2006
2007
2008
2009
2010
POSSIBLE FORECAST
PROBABLE FORECAST
PROVED UNDEVELOPED FORECAST
PROVED DEVELOPED PRODUCING FORECAST
HISTORIC PRODUCTION

Sustainable exploration potential

The Llanos Basin has large tracts of unexplored land in a plains region with geological similarities to the depositional patterns in Western Canada. The basin generally yields light, sweet oil and our drilling prospects are targeting 3 to 25 mmbbl pools, with high potential initial productivity per well of over 1,000 bopd.

Our goal is to discover and develop a 10,000 bopd production platform from our highly prospective Llanos Basin land base over the next three to five years.

Long-term heavy oil potential

There is evidence of a significant belt of heavy oil extending through Colombia that could be aerially as large as the giant Faja del Orinoco region in Venezuela.

Our longer-term goal for this part of our portfolio is to develop one or more significant (10,000 to 50,000 bopd) heavy oil projects using the THAI™ technology, or other heavy oil technologies.



Near-term development potential

ORITO



Mocoa
Colombia
ORITO
LAS AGUILAS
OTA
Orito
OSO
Puerto Asis
Ecuador
15 km
Petrominerales blocks
Third party blocks
Pipelines
Oil pools
Cities/Towns

ORITO AVERAGE DAILY PRODUCTION

	2005	2006
GROSS FIELD	3,310	5,140
BASELINE	(2,944)	(2,767)
INCREMENTAL	366	2,373
PETROMINERALES BEFORE ROYALTY (79%)	635	1,875
ROYALTY (8%)	(55)	(150)
PETROMINERALES NET OF ROYALTY	630	1,725



Existing wells
D & M locations
Additional Petrominerales locations
Orito Block
Las Aguilas Block
Faults
N
Orito
Las Aguilas
5 km

This diagram illustrates the top of the main producing horizon at Orito, the Caballos zone. The red lines show extensive faulting on the block including the main eastern bounding fault. Our prospect on the adjoining Las Aguilas exploration block is shown along with future Orito drilling locations including those identified by D&M.

ORITO GEOLOGY


1,500 ft
PEPINO
2,500 ft
5,000 ft
VILLETA
6,500 ft
CABALLOS
7,500 ft

Orito Geology

The Orito field, almost 43 square kilometres in area, is the largest field in southern Colombia and is estimated to have originally contained in excess of 1.0 billion barrels of oil in three primary sandstone reservoirs; the Eocene Pepino, and the Cretaceous Villeta and Caballos. The most significant is the Cretaceous Caballos formation, which is estimated to have originally contained more than 700 million barrels of oil-in-place.

The Caballos is a complex series of fluvial/deltaic and marginal marine sands and is the primary producing reservoir in the field. The Caballos zone is interpreted to have a tilted oil/water contact that originally dipped from northeast to southwest at least 280 metres within the field. Crude quality varies from near 30° API in structurally low areas to as high as 43° API in the northern, up-dip areas of the field.

The recently updated reserves work of DeGolyer and McNaughton delineates 27.9 million gross working interest barrels of proved, probable and possible reserves to be developed at Orito, and the Company anticipates an additional 42 wells to be drilled. To date, the field's three reservoirs have produced 228 million barrels of oil, or approximately 22 percent of the original oil-in-place. The Caballos reservoir has produced 188 million barrels gross, or 82 percent of the field's total production since it was discovered in 1963.

Strategy

Petrominerales acquired the Orito IPC in 2001, which included access to all existing infrastructure and data. At that time, Orito production had declined to 3,500 bopd from a peak rate of 82,000 bopd in 1970, principally as only minor exploitation and no secondary recovery schemes had been implemented on the field.

Our main drilling target at Orito is the Caballos reservoir, a 'combination drive' reservoir. Typically these reservoirs exhibit higher than normal rates of recovery. We believe it is possible to improve field recovery to 30-40 percent of original oil-in-place (currently 22 percent) which, at maximum recovery, could add more than 100 million barrels of gross potential reserves from the Caballos formation. To enhance production and improve recovery rates, we are executing an extensive development drilling program, installing high volume lift electrical submersible pumps (ESP) and re-completing wells to enhance flow rates. With ESPs, we are targeting approximately 500 bopd from new wells drilled into the field. We are also implementing a program of segregated fracture stimulations targeting specific sands in the Caballos formation. Typical well depths are 7,500 feet and the costs for drilling and completion are approximately US$6.0 million per well.

2007 Program

In 2007, we plan to drill nine new wells at Orito. Currently, one drilling rig is on location and our second contracted rig will be mobilized to Orito in mid-2007 after it completes our Llanos Basin exploration drilling program. In addition, we plan to continue our recompletion and fracture stimulation program in at least six additional wells.

To complement the Orito development program, we will also be drilling our first exploratory well on the adjacent Las Aguilas block in 2007. Success on that well could prove up a further extension of the Orito field and up to 15 follow-up development locations.



NEIVA AVERAGE DAILY PRODUCTION	2005	2006
GROSS FIELD	2,993	2,806
BASELINE	(2,492)	(2,344)
INCREMENTAL	501	462
PETROMINERALES BEFORE ROYALTY (69%)	346	319
ROYALTY (8%)	(28)	(26)
PETROMINERALES NET OF ROYALTY	318	293



NEIVA


OAM Pipeline
NEIVA
BLOCK
Neiva
22 km
Petrominerales block
Third party blocks
Pipelines
Oil pools

Overview

The Neiva field is located in the Upper Magdalena Valley Basin, where we are oartnered in an IPC with Ecopetrol. The field reached peak production of 7,000 bopd in the early 1980s, and the multi-zone reservoirs are suitable for low-risk exploitation. Average initial flow rates for new wells are approximately 80 to 150 bopd, and our fracturing program has resulted in improved productive capability on existing producing wells. A secondary recovery waterflood is also being initiated.

In 2006, we competed our second full year of the 19-year complimentary phase of the IPC. To date, we have drilled seven wells into the Honda formation, one well into the Doima/Chicoral formation and have performed 16 workovers.

Neiva Geology

Neiva production is primarily from a series of thick Tertiary sandstones in the Honda formation totaling approximately 800 feet of pay at a maximum depth of 3,500 feet. We have also developed production from the slightly deeper Doima-Chicoral reservoir, which is a thick, conglomerate trapped along the flank of the main Neiva structure as an angular unconformity.

Activity

In 2006, we completed our initial phase of fracture stimulations involving five test wells in the Honda and Doima-Chicoral reservoirs. The DT-56 (Doima-Chicoral) stimulation was highly successful, doubling gross oil production rates to 170 bopd from 86 bopd. The Honda formation fracture stimulations included installation of progressive cavity pumps which have initially resulted in significant increases in production.

2007 Plans

Based on positive initial results, we plan to drill three wells targeting the Doima formation, and three wells targeting the Honda formation. We will continue to monitor the Honda fracture stimulations and expect to expand this program to more than 50 locations. In addition, a pilot waterflood is in the initial implementation stage. Two wells were recently converted to water injectors as part of this pilot water flood program in the Honda reservoir. Water injection commenced in early November 2006 and we have already seen a slight increase in fluid levels and oil production in nearby wells.

NEIVA GEOLOGY



HONDA
1,800 ft
3,200 ft
UNCONFORMITY
DOIMA-CHICORAL
3,500 ft

Sustainable exploration potential

EXPLORATION OVERVIEW

The Llanos Basin is located in an area with topography similar to Western Canada. A mountain range, the Eastern Cordillera of the Andes, bounds the basin to the west with extensive plains to the east. The regional geology also has parallels to the Western Canadian Sedimentary Basin. While it is not possible to template exploration exactly between the two regions, a key to exploration is the ability to transfer Canadian geo-technical evaluation techniques and technology to the largely under-explored Colombian basins. We also believe that certain exploration concepts commonly understood in the Canadian industry can be applied in Colombia.

In Canada, a large base of geological and geophysical data extending back over 60 years is publicly available for analytical and prospect development purposes. There is also an extensive private database of seismic. Petrominerales has been one of the first companies in Colombia to extensively employ 3-D seismic as an exploration tool, and utilize advanced reprocessing techniques on existing 2-D seismic. Our ability to incorporate advanced Canadian technology into Colombia at an earlier stage of oil development is clearly a competitive advantage for Petrominerales.

The Llanos Basin is an attractive exploration focus area for Petrominerales as large land blocks can be retained with no initial land payments and with a reasonable level of work commitments, often by simply drilling one exploration well per year per block. This provides considerable flexibility in planning exploration programs and the strategic assessment of our lands based on firm drilling results.



IN ADDITION TO OUR NEAR-TERM DEVELOPMENT POTENTIAL, OUR GOAL IS TO DISCOVER AND DEVELOP A 10,000 BOPD PRODUCTION PLATFORM FROM OUR HIGHLY PROSPECTIVE LLANOS BASIN LAND BASE OVER THE NEXT THREE TO FIVE YEARS.


Venezuela
Arauca
JABALÍ
JAGUAR
JOROPO
CASTOR
Yopal
MAPACHE
CASANARE ESTE
CASIMENA
Bogotá
CORCEL
GUATIQUIA
Villavicencio
CHIGUIRO OESTE
CHIGUIRO
100 km
RIO ARIARI
Petrominerales blocks
Third party blocks
Pipelines
Oil pools
Cities/Towns

Exploration strategy

Petrominerales has completed the first phase of exploration commitments, which included reprocessing 2-D seismic, acquiring new 3-D seismic and interpretation of existing data on key prospective portions of the first five of our exploration blocks. Seismic interpretation has now led to the identification of 21 initial leads and prospects.

One option for obtaining initial access to large exploration areas in Colombia is with a TEA (Technical Evaluation Agreement) which requires very low initial work commitments, typically reevaluation of existing data with a view to identifying an exploration block and then relinquishing the remaining acreage. We initially used this mechanism to evaluate areas covered by five large TEAs. Accordingly, our total acreage position has fluctuated as portions of these five areas have been converted to exploration contracts.

Beginning in January 2007, we began a five-well drilling program to test the initial prospects on each of the Casanare Este, Casimena, Corcel and Las Aguilas blocks, as well as a second test on the Joropo block. In addition, we have signed agreements for two exploration blocks, Mapache and Castor, covering a significant portion of the original Chicago TEA and we have now proposed an additional four blocks over our old Rio Ariari, Chiguiro and Guatiquia TEAs. We have also applied for two additional blocks adjoining our Joropo block. In total, we have now finalized or are in the processes of finalizing 13 exploration contracts covering over 1.5 million acres.

WESTERN CANADIAN SEDIMENTARY BASIN


Southwest
Mountains
Foothills
The Prairies
Northeast
Canadian Shield
Gas
Oil
Oil
Oil
Oil
Heavy Oil
Tertiary
CALGARY
FORT MCMURRAY
Cretaceous
Paleozoic
Pre Cambrian Basement


FORT
MCMURRAY
Northeast
Canadian
Shield
CALGARY
Southwest

These sections show the similarities between the Llanos Basin in Colombia and the Western Canadian Sedimentary Basin.

The Canadian Basin (top) has been aggressively explored resulting in multiple play types. The potential of the Llanos Basin (below) is just beginning to be realized. Petrominerales is bringing a Canadian approach to this vastly under-explored basin.

LLANOS BASIN


West
Mountains
Foothills
Los Llanos (the plains)
East
Guyana Shield
Gas + light oil
Oil Oil
Heavy oil belt
Tertiary
Cretaceous
Paleozoic
Pre Cambrian Basement


Caribbean
Sea
Venezuela
Pacific
Ocean
West
Llanos
Basin
Guyana
Shield
East
Colombia
Brazil
Ecuador
Peru

Exploration Blocks

Blocks	Area (Acres)	Current Commitments	Phase Option Date
Casanare Este	78,815	One exploratory well	June 2, 07
Corcel	79,815	One exploratory well	September 2, 07
Las Aguilas	32,215	One exploratory well	October 21, 07
Casimena	107,704	One exploratory well	November 3, 07
Joropo	72,257	Two exploratory wells + 30 km² 3-D seismic	March 7, 09
Castor	108,741	30 km² 3-D seismic + 1 exploratory well	June 14, 08
Mapache	107,861	40 km² 3-D seismic + 2 exploratory wells	June 30, 08
Jaguar *	64,939	33 km² 3-D seismic	
Jabali *	4,183	3 km² 3-D seismic	
Guatiquia *	26,341	14 km² 3-D seismic	
Chiguiro *	178,272	90 km² 3-D seismic	
Chiguiro Oeste *	125,952	160 km 2-D seismic	
Rio Ariari *	513,974	416 km 2-D seismic	
Exploration acreage	**1,501,069**		

* Proposed or pending finalization

PUTUMAYO BASIN

Las Aguilas - 32,215 acres

Las Aguilas (100 percent working interest) is located adjacent to the Orito field (79 percent working interest) in the Putumayo Basin, where we are partnered with Ecopetrol. From 3-D seismic acquired to fulfill our first phase work commitment, we have identified a potentially significant structure to the southwest of the Orito field, which is significantly up-dip from a well drilled by the previous operator of the block. Our first exploration well, Conga-1, will be drilled on this target this year. With success, Petrominerales will receive 100 percent of revenue related to any discovery on the block.

LLANOS BASIN - PLAINS REGION

Llanos Basin Geology

In the Llanos Basin, productive traps are formed by a series of "up to the basin" faults. Tertiary and Cretaceous sandstone reservoirs trap hydrocarbons against these faults in up to five individual sands. Production is quite often as high as 2,000 bopd per well and pools in this region of the Llanos Basin have ranged from 3 to 45 million barrels. Our initial prospects are targeting between 3 to 25 mmbbl each, most of which have been identified from our 3-D seismic.

Joropo - 72,257 acres

Petrominerales drilled an initial test well on this block, Ojo de Tigre, in March 2006, which was abandoned due to a lack of commercial hydrocarbons. To extend the term of the license, we commenced drilling on a second distinct seismic anomaly in January 2007. This Ojo de Tigre-2 well was initially drilled to a total depth of 8,309 feet and logged and evaluated. Based on our evaluation, and the geological and hydrocarbon indications in this well, a decision was made to side-track to a more favorable bottom-hole location. This sidetracked well from the same surface location, Ojo de Tigre-2 Side-Track, was drilled to a total depth of 8,419 feet and has been cased as a potential oil well. The well was cored through certain prospective intervals with indications of high quality oil bearing sands, which was confirmed by subsequent logs indicating a primary target with net oil pay in excess of 25 feet. The well is currently being tested. This portion of the Llanos Basin is subject to wet surface conditions during the summer months, but we are evaluating alternatives to allow long-term, year-round production of this well. The ultimate size of the prospect will be determined through long-term production testing and potential follow-up drilling. Successful development of this discovery will most likely include upgraded surface access, which would allow for year-round production.

Corcel - 79,815 acres

Located in the western portion of the Llanos Basin, 3-D seismic acquired by Petrominerales indicates the presence of a large structure in the southwest portion of the block. We are planning to drill this prospect in the second quarter of 2007. Two producing fields are located near this block, one has produced 70 mmbbl since being discovered in 1981, and a second discovered in 1990 has produced 3.6 mmbbl to 2005.

Casanare Este - 78,815 acres

At least three prospects have been identified at Casanare Este from an initial evaluation of our 3-D seismic survey acquired in 2006. Our interpretation suggests that the block is on trend with nearby oil fields producing from traps created by regional faults. One of these fields has produced 8 mmbbl from two wells with current production of 600 bopd, and another has produced 6.7 mmbbl from two wells and is still producing 3,800 bopd. Our first exploratory well on the block is planned for the second quarter of 2007.



Casimena - 107,704 acres

An excellent structural lead has been identified through a recently completed 3-D seismic program. An exploration well, Mapuro-1, targeting this structural anomaly will be drilled this spring. A nearby well was recently re-completed in the same target formation and produced at an initial rate of approximately 2,000 bopd.

Castor - 108,741 acres

Formerly a part of the Chicago TEA, Petrominerales was awarded the Castor exploration block in 2006. Our initial work commitment is to acquire a 30 square kilometre 3-D seismic survey and drill one well by June 2008.

Mapache - 107,861 acres

The Mapache exploration block, awarded in 2006, was also formerly part of the Chicago TEA. Plans call for the acquisition of a 3-D seismic survey and drilling two exploration wells, which are scheduled for the first quarter of 2008. Two nearby fields have produced 8.7 mmbbl and 11.2 mmbbl to date.

Exploration Proposals

Petrominerales has also proposed exploration contracts at Guatiquia (26,341 acres), which adjoins our Corcel block, along with Jaguar (64,939 acres) and Jabalí (4,183 acres), which are adjacent to our Joropo block.

Long-term heavy oil potential

LLANOS BASIN - HEAVY OIL BELT


Venezuela
Arauca
JABALÍ
JAGUAR
JOROPO
CASTOR
Yopal
MAPACHE
CASANARE ESTE
Bogotá
CASIMENA
CORCEL
Villavicencio
GUATIQUIA
CHIGUIRO OESTE
CHIGUIRO
100 km
RIO ARIARI
Petrominerales blocks
Third party blocks
Pipelines
Oil pools
Heavy oil belt
Cities/Towns

A significant opportunity exists in a large heavy oil fairway located in the southern and eastern portion of the Llanos Basin. A number of fields have been discovered and are producing, although the area is largely unexplored and under-developed. The government is committed to developing this significant resource and has reserved much of this acreage for future bidding rounds which may require large initial work programs and alternative fiscal terms. Petrominerales is fortunate to have captured 0.8 million acres in this highly prospective region pursuant to three separate exploration contracts, all under Colombia's existing fiscal framework.

Like conventional oil resources in the northern Llanos Basin, the heavy oil belt has parallels to the geology in Canada's Western Sedimentary Basin. Under optimal depositional and migration patterns, this belt could extend across the entire length of the Llanos Basin, and be as large aerially as the giant Faja del Orinoco in Venezuela. Four heavy oil projects in the Venezuelan Faja del Orinoco are producing approximately 600,000 bopd. While the Venezuelan portion of the heavy oil belt is considerably more developed to date, we believe the Colombian heavy oil belt has excellent potential for future heavy oil exploitation.

Heavy Oil Blocks

Rio Ariari - 513,974 acres
Chiguiro - 178,272 acres
Chiguiro Oeste - 125,952 acres

In 2006, Petrominerales converted two TEAs in the southern portion of the heavy oil belt into three exploration contracts: Chiguiro, Chiguiro Oeste and Rio Ariari. On these blocks, our initial work commitments include shooting 2-D or 3-D seismic and we expect to be drilling initial exploration wells on these blocks in the first half of 2008.

THAI™ - a step change heavy oil technology

Petrominerales has a unique position in heavy oil development having signed a license to deploy a unique production technology owned by Archon Technologies Ltd., a 100 percent-owned subsidiary of the Company's largest shareholder, Petrobank Energy and Resources Ltd. (Petrobank). This technology, known as the THAI™ (Toe-to-Heel-Air-Injection) process, has been field proven in Canada's oil sands for the in-situ recovery of heavy oil. THAI™ has significant benefits over other heavy oil production techniques including lower capital costs, higher resource recovery, a partially upgraded product, rapid construction and on-stream timeframes and substantially lower environmental impacts.

Under the licensing terms, we have the right to use the technology in the evaluation of our exploration blocks, subject to a licensing fee equal to 10 percent of gross production, with Archon Technologies International Inc., a Petrobank subsidiary, retaining the right to participate in the project alongside Petrominerales. The successful application of THAI™ could significantly increase heavy oil production and recovery and accelerate the development of heavy oil in Colombia.

For a detailed explanation of the THAI™ process please see the Petrobank website at: www.petrobank.com.

ENVIRONMENT

The Company completed its fourth year of field operations in Colombia with 100 percent environmental compliance in executing our exploration development programs. Our social responsibility strategies include environmental compliance and promoting fundamental relationships with local communities and the provincial and national authorities.

The Ministry of Environment in Colombia requires environmental licenses for all new exploration activity in accordance with strict and complex national regulations. Our comprehensive environmental impact assessments and management plans ensured that we obtained the necessary environmental licenses for all our exploration wells in the Casimena, Corcel and Casanare Este Blocks on a timely basis. We also submitted and received approval for our environmental management plans covering several development wells in Orito and Neiva, as well as 3-D seismic projects on the Mapache and Castor exploration blocks.

COMMUNITY RELATIONS

Petrominerales has established a community relations approach based on three principles:

- → Local employment is promoted by identifying, providing and supporting job opportunities within our operating areas. This has been well received by local communities and has contributed to maintaining a positive relationship in and around our operations. Local employment opportunities are also provided by hiring local contractors for several services.
- → Education and training programs are focused on strengthening the relationships between communities and the local authorities, and on helping communities identify new markets for their goods and services to reduce their dependence on the oil business. Our approach also encourages local community engagement in the government development process, and reinforces the link between oil revenues and municipal budgets.
- → Community engagement creates a partnership in the preparation of environmental base line studies for local environmental management, which strengthens our relationship with communities by combining our expertise and environmental approach with local knowledge of the environment and land management. We are continuing to build a relationship of trust by encouraging communities to become involved in all aspects of our environmental management processes.

Our approach has been cited by both the government and oil industry as one of the "best practice" models to follow.

OUR APPROACH HAS BEEN CITED BY BOTH THE GOVERNMENT AND OIL INDUSTRY AS ONE OF THE "BEST PRACTICE" MODELS TO FOLLOW.



Neiva reforestation program

FUNDACIÓN VICHITUNI

The Fundación Vichituni completed its first year of work, assisting Petrominerales in developing and enhancing basic social and environmental values in the regions directly influenced by the Company's operations. Vichituni, from the traditional Embera language, translates as "you are worthy".

Fundación Vichituni's mission is to promote community growth and an enhanced quality of life. This Foundation involves entire communities, governments and third party partners contributing to the creation and completion of educational projects with a focus on developmental issues.

After a comprehensive funding and partnership development undertaking, the Foundation has been able to establish working relationships with several national and international NGOs on two main lines of work where we focus our programs:

- → Working with the communities of the Orito municipality in Putumayo, in the establishment of a government community relations training program based on the national regulations on community control over government performance.
- → Increasing the knowledge of the cultural and traditional diversity of the Embera traditional people in Putumayo.

The Foundation continues seeking international funding and partnerships with the goal of self-sustainability within the first few years of operation.

SECURITY

Although there are certain security risks associated with operating in Colombia, as there are in any place worldwide, we believe these risks can be effectively managed.

Working with local communities promotes an atmosphere of mutual respect, benefit and trust, and thereby decreases the risk of serious security issues. Within Bogotá and in our field operating areas, we maintain contact with appropriate local, regional and national bodies to monitor any local security situations and mitigate risk.

OPERATIONS STATISTICAL REVIEW

Average Daily Production (bopd)

	2006 Average	**Q4 2006**	2005 Average
Orito	**1,875**	**2,091**	685
Neiva	**319**	**281**	346
Total	**2,194**	**2,372**	1,031

Capital Expenditures (000s)

	2006
Drilling and completions	**$37,966**
Workovers	**16,743**
Seismic	**6,285**
Facilities, civil work, and health, safety and environment	**4,997**
Other	**2,836**
	$68,827

Working Interest Reserves - Forecast Prices (mbbl)

As at December 31, 2006

	Light and Medium Oil
Developed producing	**3,947**
Total proved	**13,563**
Proved + probable	**24,531**
Proved + probable + possible	**33,906**

Reserve Reconciliation - Forecast Prices Working Interest (mbbl)

	Total Proved	Proved + Probable	*Proved + Probable* + Possible
December 31, 2005 reserves	9,582	16,085	22,263
2006 production	(801)	(801)	(801)
Net additions	4,782	9,247	12,444
December 31, 2006 reserves	**13,563**	**24,531**	**33,906**
Increase in reserves	**42%**	**53%**	**52%**
Production replacement	**597%**	**1,154%**	**1,554%**

Net Present Value - Before Tax - Forecast Prices ($ millions)

As at December 31, 2006

	0%	5%	10%	15%
Developed producing	179.2	153.1	133.7	118.6
Total proved	497.7	391.6	316.4	261.2
Proved + probable	858.7	660.5	521.8	421.3
Proved + probable + possible	1,166.9	876.8	677.7	536.1

Net Present Value - After Tax - Forecast Prices ($ millions)

As at December 31, 2006

	0%	5%	10%	15%
Developed producing	178.8	152.8	133.5	118.6
Total proved	395.9	316.7	259.4	216.7
Proved + probable	636.1	493.7	392.9	319.1
Proved + probable + possible	841.5	636.3	494.3	392.5

Finding and Development Costs (F&D)

	2006	2005	Three-Year Average
Capital expenditures ($000s)	**68,827**	31,887	37,169
Change in future costs to develop ($000s)			
Proved	**31,065**	53,399	31,749
Proved and probable	**96,505**	81,021	66,529
Total costs ($000s)			
Proved	**99,892**	85,286	68,918
Proved and probable	**165,332**	112,908	103,698
Net reserve additions (mbbl)			
Proved	**4,782**	4,315	4,187
Proved and probable	**9,247**	6,996	6,908
F&D costs ($ per bbl)			
Proved	**20.89**	19.77	18.51
Proved and probable	**17.88**	16.14	16.09

The aggregate of the exploration and development expenditures incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total F&D costs related to reserve additions for that year.

Net Asset Value

(millions, except per share amounts)

As at December 31,	2006
Proved plus probable reserves - NPV 10% before tax	$521.8
Working capital	11.5
Undeveloped land ($50/acre)	75.1
Seismic (at cost)	7.4
Net asset value	$615.8
Common shares outstanding	95.0
Net asset value per basic common share	$6.48
Net asset value per diluted common share (1)	$6.40

(1) Assumes 3.1 million stock options are exercised for proceeds of $11.5 million.

This net asset value calculation includes proved plus probable reserves from the Company's two IPCs, Orito and Neiva, and excludes $155.9 million of possible reserve value in those areas. No reserves are assigned to the Company's 1.5 million acre exploration land base.

ABBREVIATIONS

2P	proved plus probable
3P	proved plus probable plus possible
ANH	National Hydrocarbon Agency (Colombia)
bbl(s)	barrel(s)
bopd	barrels of oil per day
bpd	barrels per day
IPC	Incremental Production Contract
IPO	initial public offering
km	kilometres
m	metres
mbbl	thousand barrels
mmbbl	million barrels
NPV	net present value
TEA	Technical Evaluation Area
WI	working interest
WTI	West Texas Intermediate

HEAD OFFICE

Petrominerales Ltd.

Teleport Business Centre - Torre B
Calle 113 No. 7-45, Piso 15
Bogotá D.C., Colombia

TEL: +57 1 629.2701
FAX: +57 1 629.4723

WEBSITE: www.petrominerales.com
E-MAIL: ir@petrominerales.com

REGISTRAR AND TRANSFER AGENTS

Computershare Investor Services
Calgary, Alberta, Canada

LEGAL COUNSEL

McCarthy Tétrault LLP
Calgary, Alberta, Canada

DIRECTORS

Alastair MacDonald [1]
Pembroke, Bermuda
Director

Kenneth R. McKinnon [1][2]
Calgary, Alberta, Canada
Director

Jerald L. Oaks [2]
Denver, Colorado, U.S.A.
Chairman

Ernesto Sarpi [3]
Naples, Italy
Director

Enrique Umaña Valenzuela [1]
Bogotá D.C., Colombia
Director

John D. Wright [3]
Calgary, Alberta, Canada
President, Chief Executive Officer and Director

Geir Ytreland [2][3]
Droebak, Norway
Director

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Reserves Committee

BANKERS

Standard Bank
New York, New York, U.S.A.

AUDITORS

Deloitte & Touche LLP
Calgary, Alberta, Canada
& Bogotá D.C., Colombia

RESERVE ENGINEERS

DeGoyler and MacNaughton
Dallas, Texas, U.S.A.

EXCHANGE LISTINGS

The Toronto Stock Exchange
SYMBOL: **PMG**

Pink Sheets
SYMBOL: **PMGLF**

SECURITIES FILINGS

www.sedar.com

OFFICERS

John D. Wright
President, Chief Executive Officer and Director

Steven J. Benedetti
Senior Vice President and Colombian Country Manager

Mark R. Holliday
Vice President Operations

A. Paul Kroshko
Vice President Exploration

Alastair MacDonald
Corporate Secretary and Director

Tannya E. Morales
Corporate Controller

Corey C. Ruttan
Vice President Finance and Chief Financial Officer

Information requests and other investor relations inquiries can be directed to **ir@petrominerales.com** or by telephone at **+57 1 629.2701** or **403 750.4400**

Additional corporate information can be obtained at **www.petrominerales.com**

Forward-Looking Statements

This corporate profile contains forward-looking statements that are generally identifiable by terms such as anticipate, believe, budget, intend, estimate, expect, outlook, plan or other similar words, and include future capital investment plans. The reader is *cautioned* that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; the ability to economically test, develop and utilize the Company's patented technologies, the feasibility of the technologies; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

Produced and designed by: Communication Incorporated and Cheryl Starr Design Group Inc.

Petrominerales

Petrominerales Ltd.

Teleport Business Centre - Torre B
Calle 113 No. 7-46, Piso 15
Bogotá D.C., Colombia

TEL: +57 1 629.2701 or 403 750.4400
FAX: +57 1 629.4723

www.petrominerales.com

TSX: PMG

MANAGEMENT'S REPORT

Management is responsible for the integrity and objectivity of the information contained in this corporate profile and for the consistency between the consolidated financial statements and other financial and operating data contained elsewhere in this report. The accompanying consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada using estimates and careful judgement, particularly in those circumstances where transactions affecting a current period are dependent upon future events. The accompanying consolidated financial statements have been prepared using policies and procedures established by management and fairly reflect the Company's financial position, results of operations and changes in financial position, within Canadian generally accepted accounting principles. Management has established and maintains a system of internal controls that is designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and the financial information is reliable and accurate.

The Company's external auditors, Deloitte & Touche LLP, have examined the consolidated financial statements. Their examination provides an independent view as to management's discharge of its responsibilities insofar as they relate to the fairness of reported financial results and the financial condition of the Company.

The Audit Committee of the Board of Directors has reviewed in detail the consolidated financial statements with management and the external auditors. The Board of Directors on the recommendation of the Audit Committee has approved the consolidated financial statements.

signed "John D. Wright"

John D. Wright
President & Chief Executive Officer
Calgary, Canada
February 23, 2007

signed "Corey C. Ruttan"

Corey C. Ruttan
Vice-President Finance & Chief Financial Officer

AUDITORS' REPORT

TO THE SHAREHOLDERS OF PETROMINERALES LTD.:

We have audited the consolidated balance sheets of Petrominerales Ltd. (the "Company") as at December 31, 2006 and 2005 and the consolidated statements of operations and retained earnings (deficit) and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements presents fairly, in all material respects, the financial position of Petrominerales Ltd. as at December 31, 2006 and 2005 and the results of operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

signed "Deloitte & Touche LLP"

Deloitte & Touche LLP
Chartered Accountants
Calgary, Canada
February 23, 2007

CONSOLIDATED BALANCE SHEETS

(Thousands of United States dollars)

As at December 31,	2006	2005
		(Note 3)
Assets		
Current assets		
Cash and cash equivalents	**$ 28,634**	$ 113
Accounts receivable and other current assets	**2,009**	2,274
	30,643	2,387
Capital assets (Note 4)	**150,764**	85,930
	$ 181,407	$ 88,317
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	**$ 19,174**	$ 17,612
	19,174	17,612
Asset retirement obligations (Note 6)	**930**	539
Shareholders' equity		
Common shares (Note 5)	**138,906**	67,308
Contributed surplus (Note 5)	**531**	–
Cumulative translation adjustment (Note 3)	**16,024**	11,814
Retained earnings (deficit)	**5,842**	(8,956)
	161,303	70,166
	$ 181,407	$ 88,317

Commitments and contingencies (Note 12)

See accompanying notes to these consolidated financial statements.

Signed on behalf of the Board:

signed "Jerald L. Oaks"

Jerald L. Oaks
Chairman

signed "Kenneth R. McKinnon"

Kenneth R. McKinnon
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

(Thousands of United States dollars, except per share amounts)

Years ended December 31,	2006	2005
	(Note 3)	(Note 3)
Revenues		
Oil	**$ 43,676**	$ 16,671
Interest income	**520**	–
Royalties	**(3,503)**	(1,334)
	40,693	15,337
Expenses		
Production	**5,503**	2,950
General and administrative (Note 9)	**4,312**	2,920
Stock-based compensation (Note 5)	**531**	–
Foreign exchange loss	**202**	163
Depletion, depreciation and accretion	**13,460**	5,767
	24,008	11,800
Income before taxes	**16,685**	3,537
Taxes (Note 7)	**1,887**	1,284
Net income	**14,798**	2,253
Deficit, beginning of year	**(8,956)**	(11,209)
Retained earnings (deficit), end of year	**$ 5,842**	$ (8,956)
Basic and diluted earnings per share (Note 5)	**$ 0.17**	$ 0.03

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

(Thousands of United States dollars)

Years ended December 31,	2006	2005
	(Note 3)	(Note 3)
Operating Activities		
Net income	**$ 14,798**	$ 2,253
Depletion, depreciation and accretion	**13,460**	5,767
Stock-based compensation	**531**	–
	28,789	8,020
Changes in non-cash working capital *(Note 11)*	**1,226**	997
	30,015	9,017
Financing Activities		
Issuance of common shares (Note 5)	**49,782**	-
Equity contributed by majority of shareholder (Note 5)	**21,816**	11,185
	71,598	11,185
Investing Activities		
Expenditures on capital assets	**(73,365)**	(32,206)
Changes in other non-cash working capital (Note 11)	**170**	12,039
	(73,195)	(20,167)
Net effect of foreign exchange on cash denominated in foreign currencies	**103**	4
Net change in cash position	**28,521**	39
Cash and cash equivalents, beginning of year	**113**	74
Cash and cash equivalents, end of year	**$ 28,634**	$ 113
Cash and cash equivalents consist of:		
Cash	**$ 1,035**	$ 113
Cash equivalents	**$ 27,599**	$ –

See accompanying notes to these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended December 31, 2006 and 2005
(All tabular amounts are expressed in thousands of United States dollars, except share amounts or as otherwise noted)

NOTE 1 - FORMATION OF THE COMPANY AND BASIS OF PRESENTATION

Petrominerales Ltd. ("Petrominerales" or the "Company") is involved in the exploration, development and production of crude oil in the country of Colombia through its 100-percent-owned subsidiary Petrominerales Colombia Ltd. Petrominerales was incorporated in the Bahamas on April 20, 2006 for the purpose of acquiring all of the issued and outstanding shares of Petrominerales Colombia Ltd., an indirect wholly-owned subsidiary of Petrobank Energy and Resources Ltd. ("Petrobank"). On June 29, 2006, an initial public offering (the "IPO") of Petrominerales' common shares was completed on the Toronto Stock Exchange, reducing the percentage owned by Petrobank from 100 percent to 80.7 percent.

In conjunction with the completion of the IPO, Petrominerales acquired all of the issued and outstanding common shares of Petrominerales Colombia Ltd. The acquisition of Petrominerales Colombia Ltd. by the Company was a non-arms length transaction and as such has been recorded by the Company at carrying value. The Company's financial statements presented for comparative purposes reflect the financial position, results of operations and cash flows as if Petrominerales had been combined with Petrominerales Colombia Ltd. since inception.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are presented in accordance with Canadian generally accepted accounting principles ("GAAP") and include the accounts of the Company and its subsidiaries as at and for the years ended December 31, 2006 and 2005. Inter-company transactions and balances are eliminated upon consolidation.

Measurement Uncertainty

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the balance sheets as well as the reported amounts of revenues, expenses, and cash flows during the periods presented. Such estimates relate primarily to unsettled transactions and events as of the date of the financial statements. Actual results could differ materially from estimated amounts.

Amounts recorded for depletion, depreciation and accretion costs and amounts used for ceiling test calculations are based on estimates of crude oil reserves and future costs required to develop those reserves that are subject to measurement uncertainty. Stock-based compensation is based upon volatility and expected life estimates that are also subject to measurement uncertainty. Changes in these estimates could materially impact the financial statements of future periods.

Capital Assets

All costs related to the acquisition of crude oil properties are capitalized. Such costs include land and lease acquisition costs, annual charges on non-producing properties, geological and geophysical costs, and costs of drilling and equipping productive and non-productive wells.

Gains and losses are not recognized upon disposition of crude oil properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of more than 20 percent.

Capitalized costs are accumulated in cost centres on a country-by-country basis and are depleted and depreciated using the unit-of-production method based upon estimated proved reserves before royalties as determined by independent engineers. The Company has one cost centre, Colombia. Included in costs subject to depletion are estimated costs to develop proved reserves. Costs relating to undeveloped properties are excluded from the depletion base until it is determined whether or not proved reserves exist or if impairment of such costs has occurred. These properties are assessed at least annually to determine whether impairment has occurred.

Depreciation of corporate and other fixed assets is calculated using the straight-line method over the estimated life of the asset.

A limit is placed on the carrying value of the net capitalized costs in each cost centre in order to test impairment. The Company is required to perform this impairment test at least annually. An impairment loss exists when the carrying value of a cost centre exceeds the estimated undiscounted future net cash flows associated with the cost centre's proved reserves. If an impairment loss is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the cost centre's proved plus probable reserves are charged to income. Reserves are determined pursuant to the Canadian Securities Administrators' National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities".

The Company does not capitalize general and administrative overhead or interest costs.

Asset Retirement Obligations

The Company recognizes the estimated fair value of future retirement obligations associated with capital assets as a liability in the period in which they are incurred, normally when the asset is purchased or developed. The fair value is capitalized and amortized over the same period as the underlying asset. The Company estimates the liability based on the estimated costs to abandon and reclaim the wells and well sites that are either expected to be inactive upon expiration of the Incremental Production Contract's ("IPC's") on June 6, 2023, or are required to be abandoned under the terms of the exploration contracts. Only wells and well sites that the Company has constructed, drilled, completed workovers on, or performed enhancements to, are included in the estimate. This estimate is evaluated on a periodic basis and any adjustment to the estimate is applied prospectively. The change in net present value of the future retirement obligation due to the passage of time is expensed as accretion. Actual retirement obligations settled during the period reduce the asset retirement liability.

Joint Operations

The majority of the Company's crude oil operations are conducted jointly with others and accordingly these financial statements reflect only the Company's proportionate interest in such activities.

Revenue Recognition

Revenues from the sale of crude oil are recognized when title passes to the customer.

Foreign Currency Translation

The Company translates foreign currency denominated monetary assets and liabilities at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities are translated at historical exchange rates. Revenues and expenses are translated at transaction date exchange rates except depletion and depreciation expense, which is translated at the same historical exchange rates as the related assets. Exchange gains or losses are included in the determination of net income as foreign exchange loss.

Earnings Per Share

The Company computes basic earnings per share using net income divided by the weighted-average number of common shares outstanding. The Company computes diluted earnings per share in the same manner as basic, except that the weighted-average number of diluted common shares outstanding is used as the denominator. The Company uses the treasury stock method in computing the weighted-average number of diluted common shares outstanding. This method assumes that the proceeds on exercise of in-the-money stock options are used to repurchase the Company's common shares at the average market price during the relevant period.

Stock-Based Compensation

The Company accounts for stock-based compensation using the fair-value method of accounting for stock options and deferred common shares (collectively referred to as "Rights") granted to employees, officers and directors using the Black-Scholes option-pricing model. Stock-based compensation expense is recorded and reflected as stock-based compensation expense over the vesting period with a corresponding amount reflected in contributed surplus. Stock-based compensation expense is calculated as the estimated fair value for the related Rights at the time of grant, amortized over their expected life. When Rights are exercised, the associated amounts previously recorded as contributed surplus are reclassified to common share capital. The Company has not incorporated an estimated forfeiture rate for stock options that will not vest, rather, the Company accounts for actual forfeitures as they occur.

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, the Company records a future income tax asset or liability to reflect any difference between the accounting and tax bases of assets and liabilities. The effect on future tax assets and liabilities of a change in tax rates is recognized in net income in the period in which the change occurs. Future income tax assets are only recognized to the extent it is more likely than not that sufficient future taxable income will be available to allow the future income tax asset to be realized.

Cash and Cash Equivalents

Cash and cash equivalents include investments and deposits with a maturity of three months or less when purchased.

NOTE 3 - CHANGE IN ACCOUNTING POLICY

Change in Reporting Currency

On July 1, 2006, the Company changed its reporting currency from Canadian dollars (Cdn$) to United States dollars ($), as this currency is more appropriate for the Company's investors and other users of the financial statements. In making this change, the Company has followed recommendations of the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants ("CICA"), set out in EIC-130, "Translation Method When The Reporting Currency Differs From The Measurement Currency Or There Is A Change In The Reporting Currency."

Financial statements for all periods presented have been translated from Canadian dollars into United States dollars using the current rate method, based on EIC-130 recommendations. Using this method, all consolidated assets and liabilities have been translated using the exchange rate at the balance-sheet dates, while shareholders' equity has been translated using the historical rates of exchange in effect on the dates of the corresponding transactions. The consolidated statements of operations and retained earnings and cash flow have been translated using the prevailing average exchange rates for the period, except for financing transactions which have been translated using the historical rates of exchange. Any resulting exchange rate differences due to this translation are included in shareholders' equity as cumulative translation adjustment. All comparative financial information being presented has been restated to reflect the Company's financial statements as if they have been historically reported in United States dollars and the effect on the consolidated financial statements resulted in a cumulative translation adjustment and corresponding increase in capital assets of $16.0 million as at July 1, 2006.

NOTE 4 - CAPITAL ASSETS

December 31, 2006	Cost	Accumulated Depletion and Depreciation	Net Book Value
Crude oil properties	$ 197,797	$ 47,836	$ 149,961
Corporate and other	2,090	1,287	803
	$ 199,887	$ 49,123	$ 150,764

December 31, 2005	Cost	Accumulated Depletion and Depreciation	Net Book Value
Crude oil properties	$ 119,106	$ 33,244	$ 85,862
Corporate and other	881	813	68
	$ 119,987	$ 34,057	$ 85,930

At December 31, 2006, crude oil properties included $14.4 million (December 31, 2005 - $7.4 million) relating to unproved properties that have been excluded from the depletion calculation.

An impairment test calculation was performed for the Colombian cost centre at December 31, 2006 in which the estimated undiscounted future net cash flows associated with the proved reserves exceeded the carrying amounts. The benchmark prices used in the impairment tests at December 31, 2006 are outlined in the following table:

Year	WTI Crude Oil [1] - $/bbl
2007	65.73
2008	68.82
2009	62.42
2010	58.37
2011	55.20
Thereafter inflation % change	2%

(1) Actual prices used in the impairment tests were adjusted for price differentials specific to the Company's operations.

NOTE 5 - SHARE CAPITAL

Authorized

The Company has authorized capital of 200,000,000 common shares, with a par value of $1.00 per common share.

Common Shares

Common Share Continuity	Number	Amount
December 31, 2005 [1]	78,999,900	$ 67,308
Equity contributed by Petrobank	-	21,816
Incorporation on April 20, 2006	100	-
Issued pursuant to IPO	16,000,000	53,766
Share issue costs	-	(3,984)
Balance at December 31, 2006	**95,000,000**	**$ 138,906**

(1) In connection with the IPO, the Company issued 78,999,900 common shares in exchange for all of the issued and outstanding common shares of Petrominerales Colombia Ltd. and includes common shares and contributed surplus of Petrominerales Colombia Ltd. representing the historical equity contributed indirectly by Petrobank as if the Company and Petrominerales Colombia Ltd. had been combined since inception.

Stock Options

The Company has established a stock option plan for directors, officers and employees. The plan allows for the issuance of up to 10 percent of the outstanding shares of the Company. The exercise price is no less than the market price of the Company's stock on the date of the grant. Stock option terms are determined by the Company's Board of Directors but typically, options vest evenly over a period of four years from the date of grant and expire between five and 10 years after the date of grant. The following is a continuity of stock options outstanding.

	Stock Options	Weighted-Average Exercise Price
Opening, December 31, 2005	–	Cdn $ –
Granted	3,138,626	3.78
Cancelled	(87,500)	(3.75)
Closing, December 31, 2006	**3,051,126**	**Cdn $ 3.78**

The following summarizes information about stock options outstanding as at December 31, 2006:

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices (Cdn$)	Number	Weighted-Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (Cdn$)	Number	Weighted-Average Exercise Price (Cdn$)
3.75- 4.40	3,051,126	6.7	3.78	153,750	3.75

Deferred Share Compensation Plan

The Company has established a deferred share compensation plan whereby the Company may grant deferred common shares to its directors, officers and employees. The plan allows holders to receive one common share upon payment of $0.05 per share. The deferred common shares vest after three years and expire 10 years from the date of grant. Up to 0.5 million deferred common shares have been approved for issuance under this plan. Currently, no grants have been made under this plan.

Stock-Based Compensation

The fair value of stock options granted have been estimated on their respective grant dates using the Black-Scholes option-pricing model using the following assumptions:

Year ended December 31, 2006	
Risk free interest rate	4.5%
Dividend rate	0%
Expected life – options (years)	3.3
Expected volatility	30%

The average fair value per stock option granted during the year was Cdn$1.04 (2005 - $nil) as at the date of grant.

Stock-based compensation expense for the year ended December 31, 2006 totalled $0.5 million (2005 - $nil).

Earnings Per Share

Basic and diluted earnings per share have been calculated based on net income divided by the weighted average number of common shares outstanding for the year ended December 31, 2006 of 87,153,395 (2005 - 78,999,900). The diluted calculations include nil additional shares for the potential impact of stock options, as the impact is anti-dilutive.

NOTE 6 - ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated by management based on the estimated costs to reclaim and abandon the wells and well sites where the Company has drilled, completed workovers on, or performed enhancements to that are expected to be unproductive prior to the expiration of the IPC's on June 6, 2023 or the end of an exploration block work phase, and the estimated timing of the costs to be incurred in future periods.

Changes to asset retirement obligations were as follows:

	2006	2005
Asset retirement obligations, beginning of year	$ **539**	$ 351
Obligations incurred	**341**	139
Accretion expense	**50**	34
Changes in foreign exchange rates	**–**	15
Asset retirement obligations, end of year	$ **930**	$ 539

The obligations have been calculated using an inflation rate of 3.5 percent and discounted using a credit-adjusted risk free rate of 9.5 percent per annum. The majority of these obligations are expected to be paid before the end of the related IPC, approximately 15 years in the future, and are expected to be funded from the Company's general resources available at the time of settlement. The total undiscounted amount of estimated cash flows required to settle the obligations is $3.1 million (2005 - $2.1 million).

NOTE 7 - TAXES

The provision for income taxes differs from the amount that would have been expected by applying expected statutory corporate income tax rates to income before taxes. The Company does not pay tax in the Bahamas. The principal reasons for this difference are as follows:

Years ended December 31,	2006	2005
Income before taxes	$ 16,685	$ 3,537
Statutory income tax rate	38.5%	38.5%
Expected tax expense	$ 6,424	$ 1,362
Increase (decrease) in income tax provision resulting from:		
Non-deductible expenses	240	166
Enhanced tax allowances	(6,975)	(5,511)
Changes in tax rates	834	–
Future tax asset not recognized (recognized) & others	(523)	3,983
Future income tax provision	–	–
Presumptive income and equity taxes	1,887	1,284
Tax provision	$ 1,887	$ 1,284

Presumptive income and equity taxes are based on equity levels in Colombia and can be recovered against income taxes in future periods, and can be carried forward for five years.

The components of the Company's future income tax assets and liabilities arising from temporary differences are as follows:

As at December 31,	2006		2005	
	Future Income Tax Assets	Future Income Tax Liabilities	Future Income Tax Assets	Future Income Tax Liabilities
Loss carry forwards	$ 7,822	$ –	$ 9,925	$ –
Excess presumptive tax	3,748	–	2,077	–
Capital assets	2,373	–	2,971	–
Asset retirement obligations	307	–	189	–
	14,250	–	15,162	–
Valuation allowance	(14,250)	–	(15,162)	–
	$ –	$ –	$ –	$ –

As at December 31, 2006 non-capital losses totalled $23.7 million and expire between 2008 and 2011, and excess presumptive taxes paid totalled $11.3 million and expire in 2008 through 2010.

Based on tax reforms made effective January 1, 2007, tax losses may be carried forward without limitations to offset to taxable income; the presumptive income rate was reduced from six percent to three percent on the prior tax year's net tax equity; the seven percent remittance tax was eliminated; a 1.2 percent equity tax was introduced, the income tax rate was reduced from 38.5 percent to 34 percent in 2007, and to 33 percent for subsequent years; and, the special deduction for the acquisition or construction of real fixed assets was increased to 40 percent from 30 percent.

NOTE 8 - BANK DEBT

The Company closed a credit facility with an international bank on December 20, 2006 for a $50 million revolving credit facility with an initial $25 million borrowing base and three-year term. The facility bears interest at a rate equal to the LIBOR (London Interbank Offered Rate) plus three percent per annum. The facility is secured by a pledge over all property of the Company.

The Company closed a credit facility agreement with an international bank on December 20, 2006 for a $50 million revolving credit facility with an initial $25 million borrowing base. The facility bears interest at a rate equal to the LIBOR (London Interbank Offered Rate) plus three percent per annum.

NOTE 9 - RELATED PARTY TRANSACTIONS

Petrominerales Colombia Ltd. maintains a Technical Services Agreement with the Company's indirect majority shareholder, Petrobank, for items such as geological, geophysical, and engineering services provided. All charges are based on cost plus an administrative fee, of no more than five percent. These costs totalled $1.8 million for the year ended December 31, 2006 (2005 - $1.3 million). Of these costs, $1.3 million (2005 - $0.6 million) was capitalized while the remainder was recorded as general and administrative expense.

The Company also pays Petrobank a monthly fee of Cdn$75,000 pursuant to a Management Services Agreement made effective May 1, 2006. The fee is based on a negotiated value of services provided. Costs under this agreement totalled $0.5 million for the year ended December 31, 2006 (2005 - $nil) and were recorded as general and administrative expense.

On June 29, 2006, the Company repaid a loan outstanding to Petrobank using a portion of the proceeds from the IPO (see Notes 1 and 5). The loan was only available from April 1, 2006 until the closing of the IPO and the outstanding balance ranged from $nil to $8.6 million. Interest expense was incurred at a rate equal to Petrobank's cost of nine percent and totalled $0.1 million.

The Company has entered into three agreements, a Technology Use Agreement, Option Agreement and Joint Operating Agreement, with a wholly-owned subsidiary of Petrobank. Under the terms of the Technology Use Agreement, Petrominerales has the right to use the THAI™ technology, know how and any improvements or enhancements, in heavy oil opportunities in Colombia, subject to a licensing fee equal to 10 percent of gross production. Under the terms of the Option Agreement, Petrobank's subsidiary will have the right to acquire a working interest between 10 and 50 percent in any Petrominerales heavy oil project using the THAI™ technology. Upon acquiring a working interest in a project, Petrobank's subsidiary can also elect to be the operator of the project, which would then be governed by the Joint Operating Agreement, and would share the actual costs on a pro rata basis.

NOTE 10 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The nature of the crude oil operations exposes the Company to risks associated with fluctuations in commodity prices and foreign currency exchange rates. To date, the Company has not utilized derivative instruments to manage these risks.

Credit Risk

A substantial portion of the Company's accounts receivable are with customers and joint-venture participants in the oil industry and are subject to normal industry credit risks. Crude oil production is sold, as determined by market based prices adjusted for quality differentials, to two counterparties, the Colombian state oil company, Ecopetrol, and a large international oil company. Revenue is received in Bermuda and is denominated in United States dollars. Typically, the Company's maximum credit exposure to customers is revenue from two months' sales.

Foreign Currency Exchange Risk

The Company is exposed to foreign currency fluctuations as certain expenditures are incurred in Colombian pesos.

Fair Value of Financial Instruments

The Company's financial instruments are comprised of cash and cash equivalents, accounts receivable and other current assets, accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying value due to short-term nature of the instruments.

NOTE 11 – CHANGES IN NON-CASH WORKING CAPITAL

Years ended December 31,	2006	2005
Change in:		
Accounts receivable and other current assets	**$ 265**	$ (560)
Accounts payable and accrued liabilities	**1,562**	13,706
Reporting currency (Note 3)	**(431)**	(110)
	$ 1,396	$ 13,036
Changes relating to:		
Attributable to operating activities	**$ 1,226**	$ 997
Attributable to investing activities	**$ 170**	$ 12,039
Other cash flow information:		
Cash taxes paid	**$ 1,589**	$ 544
Cash interest paid	**$ 115**	$ –
Cash interest received	**$ 635**	$ –

NOTE 12 – COMMITMENTS AND CONTINGENCIES

The Company has committed to various work programs pursuant to its exploration contracts totalling $25.9 million and are required to be completed by June 30, 2008. The work commitments represent normal course exploration expenditures including acquiring and evaluating seismic data and drilling exploration wells. In addition, the Company has secured drilling rigs with contract terms extending until March 31, 2008. At year-end 2006, the remaining drilling rig commitments totalled $29.0 million, a significant portion which will be used to satisfy commitments on the exploration contracts. Petrominerales plans to fund these commitments with existing cash balances, funds flow from operations, and available credit facilities (see Note 8). The Company has issued letters of credit totalling $3.1 million outstanding in connection with the obligations on these exploration contracts.

END